Ballard Power Systems Inc.

News Release

Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard-Powered Buses on British Columbia Roads in 2009

For Immediate Release – August 3, 2007

Vancouver, Canada – Ballard Power Systems today announced that BC Transit has selected Ballard® fuel cells to power up to 20 fuel cell buses in a fleet that will roll onto British Columbia roads by the end of 2009. The delivery is divided into two phases: phase one is for delivery of one bus for evaluation in 2008; phase two is for delivery of up to 19 buses in 2009. The contract has a potential value of up to US$14.7M for Ballard. The buses are intended to be showcased in the Resort Municipality of Whistler during the 2010 Olympic and Paralympic Winter Games, and then be integrated into the BC Transit fleet. BC Transit is to purchase the buses, with assistance from the Province of British Columbia and the Government of Canada.

“We can think of no better way to showcase globally-recognized, BC-developed and built technology than to power what will be the world’s largest fleet of fuel cell buses operating in our own backyard,” said John Sheridan, Ballard’s President and Chief Executive Officer. “All of us at Ballard are very proud to supply the fuel cell modules that will power BC Transit’s fuel cell bus fleet.”

Ballard has been involved in fuel cell bus development and testing for fifteen years, logging more than 115,000 hours and 1.8 million kilometers in revenue service during that time. The BC Transit fleet will utilize Ballard’s most advanced, next generation heavy-duty fuel cell module. This module, which has been specifically designed for mass transit applications, takes full advantage of the company’s extensive research and development activities related to automotive fuel cell stack technology.

Ballard is part of a consortium working on the BC Transit fuel cell fleet, with ISE Corporation supplying advanced electric drive and battery technology, and New Flyer Industries Canada ULC integrating both the Ballard fuel cell module and the ISE electric drive into a transit bus platform.

Ron Harmer, BC Transit Vice-President, Technical Services said “We are excited to have Ballard’s involvement in the consortium that will help create sustainable mass transit solutions right here in British Columbia. Reducing harmful emissions and greenhouse gases is of paramount importance to the government and citizens of BC, so we’re very much looking forward to success of this fuel cell bus initiative.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; Nasdaq: BLDP) is recognized as a world leader in the design, development, manufacture and sale of zero-emission hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call Guy McAree at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.